EXHIBIT 4.13

Exhibit 4.13

INSTRUMENT OF
AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

Effective July 1, 2007, the MDU Resources Group, Inc. 401(k) Retirement Plan, as amended and restated December 1, 2006 (the “Plan”), is hereby further amended, by replacing paragraph 2 of Supplement D-35, Provisions Relating to the MDU Resources Group, Inc. Special Contribution Feature, of the Plan, in its entirety, with the following:

2.
Eligibility to Share in the Special Contribution. Participation in the Special Contribution for any Plan Year is limited to employees who are hired after December 31, 2005, and satisfy the Plan’s definition of Eligible Employee for the following Participating Affiliates:

Great Plains Natural Gas Co.
Hawaiian Cement
Knife River Corporation
MDU Resources Group, Inc.
Montana- Dakota Utilities Co.
Prairielands Energy Marketing, Inc.
WBI Holdings, Inc.
Williston Basin Interstate Pipeline Company

Unless specifically bargained for, employees covered by a collective bargaining agreement shall not be eligible to participate in the Special Contribution Feature. Notwithstanding the foregoing, (i) the Williston Basin Interstate Pipeline Company employees covered by a collective bargaining agreement shall be eligible to participate in this Special Contribution Feature, effective January 1, 2006, (ii) the Montana-Dakota Utilities Co. employees covered by a collective bargaining agreement shall be eligible to participate in this Special Contribution Feature, effective July 1, 2007, and (iii) notwithstanding any provision of the Plan to the contrary, the following individuals shall be eligible to participate in this Special Contribution Feature, upon commencing participation in the Plan:

Marc T. Beyer
Gregory J. Feekes
Michael J. McBride
Justin W. Trieu
John Trujillo

In order to share in the allocation of the Special Contribution for any Plan Year, Eligible Employees described above must complete 1,000 Hours of Service in that Plan Year; provided, however, that if the Participant's failure to complete 1,000 Hours of Service in the Plan Year is due to the Participant's Disability, Death or Retirement on or after Normal Retirement Date during such Plan Year, such Participant shall nevertheless be entitled to share in the allocation of the Special Contribution for such Plan Year.  Individuals who satisfy the preceding requirements for Special Contributions are referred to herein as “Supplement D-35 Participants.”

Notwithstanding the foregoing, employees hired by Montana-Dakota Utilities Co. during 2007 who would have completed at least 1,000 hours of service during the Plan Year if the actual hours completed were annualized are entitled to an allocation of the Special Contribution for the 2007 Plan Year.

Explanation:  This change adds a special contribution of 5% for Montana-Dakota Utilities Co. union employees hired on or after July 1, 2007 and provides that certain participants hired prior to July 1, 2007 who elected to participate in the Plan and receive the special 5% contribution rather than participate in the MDU Resources Group Inc. Pension Plan for Collective Bargaining Unit Employees shall be eligible for this special contribution. This change also clarifies the special contribution allocation for Montana-Dakota Utilities Co. employees hired in 2007.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this amendment to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Administrative Committee on this 14th day of December, 2007.

MDU RESOURCES GROUP, INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Vernon A. Raile
Vernon A. Raile, Acting Chairman